Exhibit (a)(5)(iii)

News Release

For Immediate Release

GenCorp Announces Expiration and Final Results of Offer to Repurchase Any and All of its 4.0625% Convertible Subordinated Debentures due 2039

SACRAMENTO, Calif. – December 30, 2014 – GenCorp Inc. (NYSE: GY) (the “Company”) today announced the expiration and final results of its previously announced offer to repurchase (the “Offer”) for shares of the Company’s common stock, $0.10 par value all or a portion of the Company’s outstanding 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), issued pursuant to that certain Indenture, dated as of December 21, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. The Offer expired at 5:00 p.m., New York City time on December 30, 2014.

As of the expiration of the Offer, the Company was advised by The Bank of New York Mellon Trust Company, N.A. that none of the holders of the Debentures validly surrendered their Debentures for repurchase prior to the expiration of the Offer.

The Bank of New York Mellon Trust Company, N.A. acted as the paying agent for the Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

About GenCorp

GenCorp is a leading technology-based manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the entitlement, sale and leasing of the Company's excess real estate assets. Additional information about the Company can be obtained by visiting the Company's website at http://www.GenCorp.com.

Contact information:
Investors:	Kathy Redd, Chief Financial Officer, 916-355-2361
Brendan King, Vice President, Treasurer, 916-351-8618
Media:	Glenn Mahone, Vice President, Communications, 202-302-9941